Business Conduct & Ethics Practice
EnCana’s Constitution and Corporate Responsibility Policy establish EnCana’s commitment to conducting our business ethically and legally. This Practice and the specific related policies and practices, and any guidelines approved and implemented by Division management, will be used in identifying and managing ethical situations and in making ethical business decisions which adhere to these commitments.
Compliance with Laws and Regulations
All employees, officers, contractors, consultants (collectively referred to as “staff”) and directors must comply with the laws, rules and regulations of the countries in which we operate and must comply with the requirements of applicable securities regulatory authorities and stock exchanges.
Business partners and suppliers are expected to conduct their business with EnCana in accordance with applicable laws, rules and regulations.
Violations or potential violations of laws, rules and regulations must be reported in accordance with EnCana’s Investigations Practice.
Conflicts of Interest
EnCana expects staff and directors to avoid situations where personal interests could conflict or could appear to conflict with duties and responsibilities or the interests of EnCana as a whole. A conflict of interest may occur where involvement in any activity, with or without the involvement of a related party, prevents the proper performance of staff and director duties for EnCana or creates, or appears to create, a situation where judgment or ability to act in the best interests of EnCana is affected.
When faced with an actual or potential conflict of interest situation, employees must follow the procedures outlined in the Conflict of Interest Practice, consultants and contractors must consult their written contracts and officers and directors must follow obligations as set out in relevant statutes and company by-laws and must inform the Chair of the Board of Directors of any such conflict. Supervisors will ensure that employees, contractors or consultants are not involved in any decision or operation related to a conflict. Similarly, the Chair of the Board will ensure that officers or directors are not involved in any decision or operation related to a conflict.
Corporate Opportunities
Staff and directors are prohibited from taking opportunities discovered through the use of corporate property, information or position, using corporate property, information or position for personal gain, and competing with EnCana.

Confidentiality and Disclosure
Confidential information includes all non-public information that might be of use to competitors, or harmful to EnCana or its customers, if disclosed. Confidential information must not be disclosed unless specific authorization is given to do so or such disclosure is legally mandated. Knowledge of confidential information about another company gained in the course of work duties at EnCana must be protected in the same manner as confidential information about EnCana.
Staff and directors must not speak on behalf of EnCana unless authorized to do so and should refer to the Policy on Disclosure, Confidentiality and Employee Trading.
Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted. Friends, relatives or associates must not benefit from such information. Acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person, where “insider” information is known and not yet publicly disclosed must be avoided.
If an employee, contractor or consultant is not sure whether information has been publicly disclosed, they should consult with a member of EnCana’s Corporate Legal group for guidance before engaging in any transaction in any securities of EnCana. Officers and directors should consult on such matters with the persons listed in the Restricted Trading and Insider Guidelines for guidance before engaging in any transaction in any securities of EnCana. All securities transactions are subject to the Policy on Disclosure, Confidentiality and Employee Trading and the Restricted Trading and Insider Guidelines if applicable.
These confidentiality obligations remain in effect even beyond termination of employment, service contracts or Board of Directors appointments with EnCana or its affiliates.
Inducements and Gifts
Unlawful or unethical behaviour in EnCana’s workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any “kickbacks” from a contractor or other external party is prohibited.
Examples of laws to which EnCana is subject and abides by include the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and equivalent legislation in other countries. Non-compliance could have serious ramifications.
EnCana does not normally support the use of facilitating payments. However, in some jurisdictions where it is determined to be absolutely necessary for the conduct of EnCana’s business, the foregoing Acts allow such payments to be made if not prohibited by local law. The amount must be reasonable and the payment approved by Division management and legal counsel. Such payments must be recorded in reasonable detail, including the amount paid, the purpose and authorization for such payment.

EnCana does not allow the acceptance or giving of gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice. If there is any doubt in specific cases, written approval from EnCana management should be requested. Gift-giving practices may vary among different cultures, and therefore local gift practices and guidelines will be considered when addressing these issues.
Political Activities
EnCana abstains from any improper intervention in political process and does not make contributions or contributions in kind (properties, materials or services) to political parties, committees or their representatives, unless permitted by law, and approved in advance by senior corporate management pursuant to a policy approved by the EnCana Board of Directors. EnCana will fully comply with all legal requirements for public disclosure.
EnCana staff and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf. EnCana staff and directors may, on a personal level, give to any political party or candidate, but reimbursement by the Company is prohibited.
Fair Dealing
All staff and directors must endeavor to deal fairly with EnCana’s customers, contractors, consultants, industry partners and employees, and must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
Protection and Proper Use of EnCana’s Assets
EnCana’s information, data, office equipment, tools, vehicles, supplies, facilities and services must be used only for authorized business purposes and used, maintained, accounted for and disposed of properly and with care. Unauthorized removal or destruction of EnCana assets is strictly prohibited.
Company Records
Records must be kept and maintained to fulfill relevant legal requirements. Recording and reporting information, including information related to operations, environment, health and safety, training, human resources and financial matters, must be done honestly, accurately and with care.
Accuracy of Books and Records
The books and records of EnCana must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences.

All business transactions that staff and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.
Accounting, Auditing or Disclosure Concerns
EnCana is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the United States Securities and Exchange Commission, the Alberta Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange and the New York Stock Exchange, as well as in other public communications made by EnCana. All staff responsible for the preparation of EnCana’s public disclosures, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various EnCana disclosure controls and procedures.
All staff and directors have a duty to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. Submissions about these or similar matters must be reported in accordance with the Investigations Practice.
No information may be concealed from EnCana’s external auditors, internal auditors, the Board of Directors or the Audit Committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing EnCana’s financial statements.
Observance of the Business Conduct & Ethics Practice
All staff and directors are personally accountable for learning, endorsing and promoting this Practice and applying it to their own conduct and field of work. All staff and directors will be asked to review this Practice and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to the requirements of the Practice.
Contractors and consultants are expected to develop and enforce policies and/or practices that are consistent with this Practice and its associated requirements that will apply to their staff providing services for or on behalf of EnCana. Business partners and suppliers are expected to act consistently with the principles outlined in EnCana’s policies, practices and processes, including this Practice.
Employees, consultants or contractors with questions about this Practice or specific situations are encouraged to refer the matter to their supervisor or leader or the persons listed in any referenced policy or practice, as applicable. Applicable resource groups such as Corporate Legal or Human Resources may also be contacted. Officers and directors with questions about this Practice or specific situations are encouraged to refer the matter to the Chief Executive Officer or the Chair of the Board of Directors or the persons listed in any referenced policy or practice, as applicable.
Actions that violate or appear to violate this Practice must be reported in accordance with EnCana’s Investigations Practice. The Investigations Practice outlines how a report will be treated once it is made, protection for complainants and the consequences of violating this Practice.

Waivers and Amendments
Waivers of this Practice for employees, contractors and consultants may be granted only by an Operating or Corporate Group Vice-President. However, any waiver of this Practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement.
Amendments to this Practice will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.
February 17, 2004